
DWS SCUDDER
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BUFFERED UNDERLYING SECURITIES (BUyS)

A PARTIALLY PRINCIPAL PROTECTED ALTERNATIVE

BUFFERED UNDERLYING SECURITIES (BUyS)

ONE GLOBAL FORCE. ONE FOCUS. YOU.

DWS SCUDDER
Deutsche Bank Group


WORLD CLASS FINANCIAL ENGINEERING
+
INDUSTRY LEADING EDUCATION AND MARKETING
=
INNOVATIVE SIMPLICITY

BUFFERED UNDERLYING SECURITIES (BUyS)

1. BUFFERED UNDERLYING SECURITIES (BUyS): A FLEXIBLE, PARTIALLY PRINCIPAL PROTECTED INVESTMENT TOOL FOR INVESTORS

- We believe that Structured Products are playing an ever-growing role in generating returns, as well as in assisting investors with managing portfolio risk and volatility
- BUyS are a Structured Product that provides investors with partial principal protection while still providing for participation in the appreciation of an underlying
- BUyS may be structured to provide investors with exposure to a wide variety of assets including equity, equity indices, commodities, commodity indices, currencies and currency indices.

2. DWS SCUDDER + DEUTSCHE BANK = INNOVATIVE SIMPLICITY

- DWS Scudder and Deutsche Bank combine world class asset management, structuring and risk management expertise in a coordinated manner
- DWS Scudder, the US retail brand name of Deutsche Asset Management (DeAM), strives to deliver superior performance and innovative investment solutions
- Deutsche Bank, 2007 Derivatives House of the Year,[1] is a global leader in derivatives and structuring across all asset classes

3. STRUCTURED PRODUCTS ARE ONE OF THE FASTEST GROWING INVESTMENTS IN THE US

- Financial professionals have identified Structured Products as an increasingly important investment tool[2]
- Investors are increasingly looking to Structured Products to meet specific stages of investor life cycles, as well as to provide innovative, solutions-oriented investments

[1] International Financial Review, December 15, 2007.

[2] Tomorrow's Product for Tomorrow's Client: Innovation imperatives in global asset management, Professor Amin Rajan, Barbara Martin and Janette Shaw, Creative Limited 2006.

STRUCTURED PRODUCTS

Structured Products are financially engineered, packaged investments comprised of multiple components, typically a performance component and a principal component. The definition of Structured Products is sufficiently broad to include many traditional investments as well as those typically associated with the term. Currently, the most popular Structured Products in the US are structured notes.

Structured Products, including structured notes, offer investors an innovative financial tool kit complementary to more traditional investments such as equities, bonds, commodities and currencies. They provide individual investors and their advisors broad flexibility to manage investment needs.

Structured notes complement a well diversified portfolio by giving investors:

- Access to asset classes that may be difficult or uneconomic to invest in directly
- Features, such as leverage or principal protection, that investors often do not have the ability to replicate in a cost effective manner
- Potential to optimize the risk/return profile of a given asset class through the use of financial engineering
- Potential to decrease overall portfolio volatility
- Greater flexibility to design an outcome-based investment portfolio

Structured notes may be classified into three broad categories: **Principal Protected, Yield Enhancement and Out-Performance:**

- Principal protected notes generally provide for full or substantially full principal protection at maturity
- Yield enhancement notes typically give investors the opportunity to earn enhanced periodic, contingent coupon payments
- Out-Performance notes generally provide for the potential to participate in enhanced returns, typically with limited or no principal protection and subject to an issuer call

Financial advisors and individual investors may select structured notes that fit a specific investor's individual risk/return profile, create a more efficient portfolio and/or provide for a desired payout—be it greater current income, principal protection or enhanced exposure to a particular asset or assets.

Structured notes, such as BUyS, may be positioned along the risk/return continuum to provide investors with a specific risk/return profile for a given underlying. BUyS, an Out-Performance type of investment, have a risk/return profile similar to equity, but with partial principal protection at maturity.


Greater Return
RETURN
Reduced Return
OUT-PERFORMANCE
Equities
YIELD ENHANCED
Closed End Funds
PRINCIPAL PROTECTED
High Yield Bonds*
Investment Grade Bonds*
Reduced Risk
RISK
Greater Risk

*Principal protected if held to maturity.



STRATEGY

As retail and institutional investors seek more intelligent asset allocation, high absolute returns, capital protection and decreased volatility, Structured Products have been identified by financial professionals as an increasingly important investment tool to meet these complex demands.[1]

Buffered Underlying Securities (BUyS) are an Out-Performance type investment that provide investors with partial principal protection while still providing for participation in the appreciation of the underlying.

BUyS are short dated investments that do not pay coupons. Instead, BUyS provide for a one-time payment at maturity based upon the performance of the underlying. The payment at maturity is dependent upon the performance of an underlying and a Buffer Level. The Buffer Level is a predetermined percentage set on or prior to the date the securities are priced. It is typically between 10% and 30%, depending upon the specific structure. The Buffer Level provides partial protection against a decline in the underlying during the term of the BUyS.

Generally, if the value of the underlying has increased during the term of the BUyS, investors will receive their original investment plus the same percentage increase as that of the underlying. Some BUyS also provide for upside Out-Performance if the value of the underlying has increased – for example, 125% of any such appreciation.

In cases where the value of the underlying has decreased, if the underlying has declined by less than the Buffer Level, investors will receive their original investment amount at maturity. If, however, the underlying has declined by more than the Buffer Level, the buffer level will offset a portion of any such loss and also represents the minimum return at maturity.

[1] Tomorrow's Product for Tomorrow's Client: Innovation imperatives in global asset management, Professor Amin Rajan, Barbara Martin and Janette Shaw, Creative Limited 2006.

INVESTMENT

BUyS are SEC registered, corporate securities that carry the issuer's credit ratings and will have a fixed maturity date. Investors in BUyS assume the issuer's credit risk and any payments due on the securities, including any return of principal at maturity, are subject to the credit of the issuer.

UNDERLYING

BUyS may be structured to provide investors with exposure to a variety of assets or sectors. The underlying may consist of single or multiple stocks, indices or other assets. The underlying may provide exposure across varying company sizes, stock exchanges, currencies, geographic regions or industry sectors.

BENEFITS

- Buffer Level provides for partial principal protection at maturity
- Generally shorter maturities than principal protected structures
- Some structures provide for upside Out-Performance if the value of the underlying has increased

TAX CONSIDERATIONS

- Generally reasonable to treat as "capital" instruments rather than debt (which would produce ordinary income and "phantom" income accruals); however, US tax consequences of an investment in BUyS are unclear

RISKS

- Investment in BUyS does not have full principal protection, so investors may lose some or substantially all of their investment
- Investors in BUyS do not receive or participate in dividends or other distributions on the underlying
- Returns, including any Out-Performance if applicable, are only realized at maturity; subject to market conditions prior to maturity
- BUyS may trade at a discount and there may be little or no secondary market for the BUyS; BUyS will not be listed on any securities exchange
- Investors have credit exposure to issuer for all amounts due on the notes
- US tax consequences of an investment in BUyS are unclear

COMPONENTS

BUyS provide for a one-time payment at maturity based upon three components: a **Performance Component –** which is the performance of the underlying; a **Principal Component –** which is the amount of principal returned to investors at maturity and the **Buffer Level –** which is a predetermined percentage amount that provides the partial principal protection at maturity.

At maturity, investors will receive the Performance Component + the Principal Component, subject to the Buffer Level.



PERFORMANCE COMPONENT

The Performance Component tracks the performance of the underlying during the term of the BUyS. The Performance Component is equivalent to the price return of the underlying and is determined by comparing the value of the underlying on the determination date, typically three trading days prior to maturity of the securities, to the value of the underlying on the date the securities were priced for initial sale.

If the Performance Component is equal to zero or negative – that is, if the value of the underlying on the determination date is equal to the value of the underlying on the date the notes were priced – or is negative – that is, if the value of the underlying on the determination date is less than the value of the underlying on the dates the notes were priced – the Performance Component will be 0%.

If the Performance Component is positive – that is, if the value of the underlying on the determination date is greater than the value of the underlying on the date the securities were priced – the Performance Component will be an amount equal to the same percentage as the percentage increase in the value of the underlying. For example, if the underlying has increased by 8%, the Performance Component will be the same such percentage (i.e., 8%).

Some BUyS provide for Out-Performance if the value of the underlying has increased. The participation rate for such a BUyS will be greater than 100%, for example 125%.

In such a case, the Performance Component will be an amount equal to the percentage increase in the value of the underlying multiplied by the participation rate.

For example, if the underlying has increased by 8% and the participation rate is 125%, the amount of the Performance Component will be 10% (i.e., 8% times the participation rate 125% = 10%). Therefore, the Performance Component would be 10% of the original principal amount.



PRINCIPAL COMPONENT AND BUFFER LEVEL

The Principal Component works in tandem with the Buffer Level and is the amount of principal that is returned at maturity. It is determined by comparing the Performance Component, which is the return of the underlying, with the Buffer Level.

If the Performance Component is positive, the Principal Component will be an amount equal to 100% of the original principal amount.

If the Performance Component is negative but has decreased by less than or equal to the Buffer Level, the Principal Component will still be equal to 100% of the original principal amount. For example, if the Buffer Level is 20% and the underlying has decreased by 15%, the amount of the Principal Component will be 100% of the original principal amount because the decrease is less than the Buffer Level. The Buffer Level provides partial protection against the depreciation of the underlying.

If the Performance Component is negative and has decreased by more than the Buffer Level, the amount of principal returned at maturity will be reduced by the same percentage reduction in the value of the underlying plus the Buffer Level – that is, the Buffer Level will offset a portion of the reduction in value of the underlying. For example, if the underlying has decreased by 30% and the Buffer Level is 20%, the amount of the Principal Component will be the original principal amount decreased by the same percentage, plus the Buffer Level. Therefore, the Principal Component would be 90% (i.e., 100% - 30% + 20%) of the original principal amount. Consequently the Buffer Level offsets a portion of the depreciation of the underlying.



The chart below details the payout profile of hypothetical BUyS with a 130% Participation rate and a 20% Buffer Level. The chart shows what the returns would be for these hypothetical BUyS based upon the hypothetical performance of the underlying. The hypothetical scenario is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. This hypothetical scenario is neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from those shown.


Hypothetical BUyS Return (%)
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
Participation in 130% of Index appreciation at maturity
Buffer Level
Principal Protection
Initial Level
50
60
70
80
90
100
110
120
130
140
150
Underlying
BUyS Return
Underlying Return

HOW IS THE PAYMENT AT MATURITY CALCULATED ON BUyS?

At maturity, holders of BUyS will receive a one time payment based upon the performance of the underlying. The return at maturity is equal to the Performance Component plus the Principal Component, subject to the Buffer Level.

- The return at maturity of an investment in BUyS is equal to the Performance Component plus the Principal Component, subject to the Buffer Level
- If, at maturity, the underlying has depreciated below its value on the date the BUyS were priced, but by less than the Buffer Level, investors will receive their original investment amount at maturity
- If, at maturity, the underlying has depreciated below its value on the date the BUyS were priced by more than the Buffer Level, investors will participate one-for-one in any such depreciation below the Buffer Level
- Subject to the credit of the issuer, the maximum loss at maturity on BUyS is equal to the Buffer Level (i.e., at maturity an investor in BUyS will receive at least the Buffer Level)

PAYMENT AT MATURITY

STEP 1

Determine the percentage return of the underlying, which is equal to:

(Value of the underlying on the determination date
÷
Value of the Underlying on the date the securities were priced) minus 1.00

STEP 2

Determine the Performance Component. If the percentage return of the underlying (from Step 1) is: (i) zero or negative, the Performance Component will be 0%; or (ii) positive, the Performance Component will be the same such percentage (from Step 1). If the BUyS provides for Out-Performance and the percentage return of the underlying (from Step 1) is positive, the Performance Component will be equal to the percentage return of the underlying multiplied by the participation rate.

STEP 3

Determine the Principal Component. If the Performance Component (from Step 2) is: (i) positive, the Principal Component will be 100%; (ii) negative, but has decreased less than or equal to the Buffer Level, the Principal Component will be 100% or (iii) negative and has decreased by more than the Buffer Level, the Principal Component will be 100% minus the percentage decrease in the underlying (from Step 1) plus the Buffer Level.

STEP 4

Determine the total percentage return of the BUyS, which is equal to the Performance Component plus the Principal Component.

STEP 5

Determine the total dollar payment at maturity, which is equal to the total percentage return of the securities times the original principal amount.

(Principal Component + Performance Component) x Denomination
=
Total Dollar Payment at Maturity



HYPOTHETICAL PERFORMANCE

As with any investment, BUyS should be evaluated based upon many factors including, but not limited to, the potential return of the investment as well as both the risks and benefits of any such investment.

Certain benefits and risks of BUyS will result in such an investment performing better in certain markets and worse in others.

In a bearish market, BUyS will generally outperform a direct investment in the underlying due to the partial principal protection at maturity. In a bullish market, BUyS will generally perform as well as a direct investment in the underlying. A BUyS with Out-Performance will generally outperform a direct investment in the underlying in a bullish market.

The chart and table on the following page illustrate the potential benefits and risks of hypothetical BUyS linked to an equity index with a maturity of three years, a 110% Participation rate and a Buffer Level of 20%. The chart and table compare the performance of the hypothetical BUyS to the performance of the underlying index over a hypothetical range of potential scenarios.

This hypothetical example is for illustrative purposes only. Actual BUyS offered may have different terms. The hypothetical scenario is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with BUyS. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. This hypothetical scenario is neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from those shown.

HYPOTHETICAL RETURN SCENARIOS AT MATURITY
INDEX VERSUS BUyS PERFORMANCE



Return
Hypothetical Index Return
Hypothetical BUyS Return
40
30
20
10
0
-10
-20
-30
Percent

HYPOTHETICAL BUyS					
Hypothetical Index Return	Hypothetical Performance Component	Hypothetical Principal Component	Hypothetical BUyS Return	Hypothetical Difference Between BUyS and Index Return	Better Performing?
+30%	+33%	100%	+33%	+3%	BUyS
+20%	+22%	100%	+22%	+2%	BUyS
+10%	+11%	100%	+11%	+1%	BUyS
0%	0%	100%	0%	0%	Identical
-10%	0%	100%	0%	+10%	BUyS
-20%	0%	100%	0%	+20%	BUyS
-30%	0%	90%	-10%	+20%	BUyS



DWS SCUDDER AND DEUTSCHE BANK

DWS Scudder is the US retail brand name of Deutsche Asset Management (DeAM) – the global asset management division of Deutsche Bank with more than $736 billion in assets under management globally (as of March 31, 2007). DWS Scudder can trace its roots as a respected US asset manager back to 1919.

With a strong commitment to superior performance, innovation and leadership in intellectual capital, DWS Scudder offers a comprehensive and diverse family of products available through financial intermediaries, retirement plans and wrap programs. Through DWS Scudder, investors can tap into DeAM's far-reaching global research organization of more than 700 investment professionals (as of December 31, 2006), who manage equity, fixed-income, balanced, cash, real estate and hedge fund investments around the world.

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is growing in North America, Asia and key emerging markets. With USD 1,254 billion in assets and 68,849 employees in 73 countries (as of December 31, 2006), Deutsche Bank offers innovative financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients and aims to create exceptional value for its shareholders and people.

The partnership between DWS Scudder and Deutsche Bank's Global Markets gives financial professionals and investors access to world class asset management, structuring and risk management capabilities in a coordinated manner.


DWS SCUDDER
+
DEUTSCHE BANK
=
INNOVATIVE SIMPLICITY

RISK FACTORS

- **YOUR INVESTMENT IN BUyS MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT OTHER THAN THE BUFFER LEVEL** — BUyS do not guarantee any return of your initial investment in excess of the Buffer Level per $1,000 Security face amount. The return on the Securities at maturity is linked to the performance of an Underlying Index or Equity and will depend on whether, and the extent to which, the Underlying performance is positive or negative.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY** — Certain built-in costs, such as the agent's commission and the Issuer's estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — You will not receive coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions on the BUyS or the Underlying.

- **LACK OF LIQUIDITY** — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

- **THE ISSUER'S RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE BUyS** — The Issuer and its affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level or price of the Underlying or the value of the BUyS.

- **POTENTIAL CONFLICTS** — Because the Issuer and its affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging its obligations under the BUyS, the economic interests of the calculation agent and other affiliates of the Issuer are potentially adverse to your interests as an investor in the BUyS.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS** — In addition to the level of the Underlying on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the pricing supplement relating to the offering of any particular BUyS.



Deutsche Bank AG has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the BUyS. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the BUyS being offered that Deutsche Bank AG files with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and any applicable term sheet if you so request by calling toll-free 1-800-311-4409.

In connection with a particular offering of BUyS, you may revoke your offer to purchase the Securities at any time prior to the time at which the Issuer accepts such offer by notifying the applicable agent. The Issuer reserves the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. The Issuer will, via the applicable agent, notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

ISSUER FREE WRITING PROSPECTUS
File Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: January 18, 2008

NOT FDIC/NCUA INSURED MAY LOSE VALUE
NO BANK GUARANTEE NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Scudder is part of Deutsche Asset Management, which represents the US asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.

DWS Scudder Distributors, Inc.
222 South Riverside Plaza Chicago, IL 60606-5808
www.dws-sp.com e-mail rep@dws.com
Sales Support (800) 621-1148
Retirement Services Specialists (800) 522-1441

ONE GLOBAL FORCE. ONE FOCUS. YOU.

DWS SCUDDER
Deutsche Bank Group